UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For October 2020	Commission File Number: 1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

4100, 225 - 6 Avenue S.W.

Calgary, Alberta, Canada T2P 1N2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Exhibit 99.2, 99.3 and 99.4 to this report, furnished on Form 6-K, shall be incorporated by reference into or as an exhibit to, as applicable, each of the registrant’s Registration Statements under the Securities Act of 1933: Form S-8 (File No. 333-163397), Form F-3D (File No. 333-202165), and Form F-10 (File No. 333-233702).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2020

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Elizabeth A. McNamara
	Name:	Elizabeth A. McNamara
	Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated October 29, 2020

99.2	Management’s Discussion and Analysis dated October 28, 2020 for the period ended September 30, 2020

99.3	Interim Consolidated Financial Statements (unaudited) for the period ended September 30, 2020

99.4	Supplemental Financial Information (unaudited) – Consolidated Interest Coverage Ratios Exhibit to September 30, 2020 Interim Consolidated Financial Statements

99.5	Form 52-109F2 Full Certificate, dated October 29, 2020, of Alex J. Pourbaix, President & Chief Executive Officer

99.6	Form 52-109F2 Full Certificate, dated October 29, 2020, of Jonathan M. McKenzie, Executive Vice-President & Chief Financial Officer

101	Interactive data file